August 21, 2024

Avi S. Katz
Chief Executive Officer
GigCapital7 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

       Re: GigCapital7 Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 5, 2024
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 14, 2024
           File No. 333-280015
Dear Avi S. Katz:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2024, letter.

Amendment No. 3 to Registration Statement on Form S-1
Cover Page

1. We note that the subscription agreement with your non-managing investors filed as
       Exhibit 10.3 provides that it will terminate if the closing for the offering does not occur prior to August 31, 2024. Please revise your disclosure as appropriate, including on the cover page, to disclose this date. Please also revise to disclose the impact such termination would have on your potential operations.
 August 21, 2024
Page 2
Risks
Summary of Risk Factors, page 42

2. We acknowledge your response to prior comment 4. However, as previously stated, please revise your summary risk factor disclosure to also specifically explain that the initial shareholders will collectively hold 40% of the outstanding ordinary shares upon completion of the offering, assuming that none of the initial shareholders purchase public units, and also specifically state the amount they will hold assuming that they purchase all of the public units for which they've expressed interest. Further, please revise the fourth full summary risk factor on page 43 to specifically address the impact of having a limited public float, including the inability to list, or maintain a listing on, NASDAQ.
Dilution, page 102

3. We note in the latest amendment that your net tangible book value has changed. Your current net tangible value just indicates before this offering, while prior filings disclosed the net tangible book value as of May 31, 2024, which coincided with the date of the latest balance sheet included within your filing. Please clarify how you calculated the net tangible book value disclosed in the latest amendment including which date the net tangible book value is as of. In addition, please clarify your basis for presenting such value instead of the value as of the latest balance sheet presented within your filing.
Exhibits

4. Please request New York counsel to revise its opinion in Exhibit 5.1 to remove the assumption in clause (a) on page 3 of the opinion, or ensure that Cayman counsel provides the opinion. In addition, please request Cayman counsel to revise its opinion in Exhibit
       5.2 to remove inappropriate assumptions (see, e.g., paragraphs 2, and 4 through 8), and to revise its opinion in paragraph 1 so that the opinion is not limited to a prior date. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No.
       19.

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Jeffrey C. Selman, Esq.